Subsidiaries of the Registrant                                        Exhibit 21

As of December 25, 1998, the Registrant was the beneficial owner of 100% of the common stock of the following significant subsidiaries:

CSX Transportation Inc. (a Virginia corporation),
Sea-Land Service Inc. (a Delaware corporation),
CSX Rail Holding Corporation (a Delaware corporation) and
CSX Brown Corporation (a Delaware corporation).

As of December 25, 1998, the other subsidiaries included in the Registrant's consolidated financial statements, and all other subsidiaries considered in the aggregate as a single subsidiary, did not constitute a significant subsidiary.